UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 July 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A R E L E A S E

APPOINTMENT OF TWO NEW GOLD FIELDS NON-EXECUTIVE DIRECTORS

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Johannesburg, 22 July 2016: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce the appointments of Alhassan Andani and Peter Bacchus as independent non-executive directors to the Board of Gold Fields. This brings to four the announcements of new non-executive directors to the Gold Fields Board over the past two months.

The appointment of Mr Andani takes effect on 1 August 2016 and that of Mr Bacchus on 1 September 2016. Earlier this month Gold Fields announced that former KPMG Africa Chair Yunus Suleman will join the Board on 1 September 2016, while Impala Platinum CEO Terence Goodlace joined as a director on 1 July 2016.

Gold Fields Chairperson Cheryl Carolus said the four new directors will ensure continuity of the skills set of the Board as a number of the current directors were approaching retirement age over the next two years. Former director David Murray stepped down from the Board on 1 June 2016.

"The new directors provide the technical, financial, commercial and global mining experience necessary to help Gold Fields maintain and further strengthen its position as a global leader in sustainable gold mining," Ms Carolus said.

Mr Andani (55) is currently Chief Executive and Executive Director of Stanbic Bank Ghana. He has held various directorship positions and is currently the Board Chairman of the Ghana CSIR (Council for Scientific & Industrial Research) and a director of SOS Villages Ghana. He holds a BSc in Agriculture from the University of Ghana and a Master's Degree in Banking and Finance from the Finafrica Institute in Italy.

Mr Bacchus (47) is the Global Head of Mining & Metals and Joint Head of European Investment Banking at investment bank Jefferies, based in London. Prior to this position he was Global Head of Mining & Metals at Morgan Stanley and before then Head of Investment Banking, Industrials and Natural Resources at Citigroup. Mr Bacchus has over 20 years' experience in investment and corporate banking with a focus on the global natural resources sector. He is also a non-executive director of UK-listed mining group NordGold and a trustee

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
          goldfields.co.za

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 82 315 2832
email   Thomas.Mengel@
          goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
          goldfields.co.za

of Space for Giants, an African-focused conservation charity. He is a qualified Chartered Accountant and holds a Masters in Economics from Cambridge University, United Kingdom.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.co.za

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 82 315 2832
Email: Thomas.Mengel@goldfields.co.za

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 July 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer